

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2023

Frederick G. Vogt
Interim Chief Executive Officer
Iovance Biotherapeutics, Inc.
825 Industrial Road
Suite 400
San Carlos , California

   Re: Iovance Biotherapeutics, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2022
    Filed February 28, 2023
    File No. 001-36860

Dear Frederick G. Vogt:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences